Tesoro Corporation
300 Concord Plaza Drive
San Antonio, TX 78216-6999
210 283 2440
210 283 2345 Fax
September 15, 2006
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jason Wynn

Re:	Tesoro Corporation and related subsidiaries Registration Statement on Form S-4 Commission File No. 333-135104
Ladies and Gentlemen:
     In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tesoro Corporation (the “Registrant”) hereby respectfully requests the withdrawal of two of its subsidiaries, Digicomp, Inc. (“Digicomp”) and Victory Finance Company (“Victory”), as registrant guarantors under the registration statement on Form S-4, File No. 333-135104 (the “Registration Statement”), filed by the Registrant on June 16, 2006, with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
     Digicomp and Victory were one of several guarantors originally included as registrants under the Registration Statement in connection with exchange offers for Tesoro Corporation’s 6 1/4% Senior Notes due 2012 and 6 5/8% Senior Notes due 2015. Subsequent to the filing of the Registration Statement, Digicomp and Victory were dissolved and were released from their obligations as guarantors. No securities have been issued yet in connection with this Registration Statement.
     Concurrently with this request, the remaining registrants under the Registration Statement are filing an amendment to the Registration Statement that, among other things, reflects the removal of Digicomp and Victory as guarantors.
     If you have any questions with respect to this letter, please call Charles S. Parrish, Senior Vice President, General Counsel and Secretary, at (210) 828-8484.

Sincerely, TESORO CORPORATION
By:	/s/ Charles S. Parrish
Charles S. Parrish
Senior Vice President, General Counsel and Secretary